FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
January 10, 2006
Commission File Number: 333-121627
HARVEST ENERGY TRUST
(Exact name of registrant as specified in its charter)
Suite 2100, 330 — 5th Avenue S.W,
Calgary, Alberta, Canada T2P 0L4
(403) 265-1178
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT	TITLE

99.1	Joint Information Circular and Notice of Meeting with respect to a Plan of Arrangement involving Harvest Energy Trust, Harvest Operations Corp., Viking Energy Royalty Trust, Viking Holdings Inc., Harvest Security Holders and Viking Unitholders.

99.2	Form of Proxy with respect to a Plan of Arrangement involving Harvest Energy Trust, Harvest Operations Corp., Viking Energy Royalty Trust, Viking Holdings Inc., Harvest Security Holders and Viking Unitholders

99.3	Letter of Transmittal for Exchangeable Shareholders of Harvest Operations Corp. with respect to a Plan of Arrangement involving Harvest Energy Trust, Harvest Operations Corp., Viking Energy Royalty Trust, Viking Holdings Inc., Harvest Security Holders and Viking Unitholders.

99.4	Voting Direction Form for Holders of Exchangeable Shareholders of Harvest Operations Corp. with respect to a Plan of Arrangement involving Harvest Energy Trust, Harvest Operations Corp., Viking Energy Royalty Trust, Viking Holdings Inc., Harvest Security Holders and Viking Unitholders

99.5	Amended December 31, 2004 Audited Consolidated Financial Statements.

99.6	CEO certification of Amended December 31, 2004 Audited Consolidated Financial Statements, dated December 30, 2005

99.7	CFO certification of Amended December 31, 2004 Audited Consolidated Financial Statements, dated December 30, 2005

99.8	Certificate Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer dated January 6, 2006

99.9	Press release dated January 9, 2006 announcing the mailing of the Joint Information Circular.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST ENERGY TRUST
(Registrant)

Date: January 10, 2006	By:	((signed))

David Rain
Vice President & Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT	TITLE

99.1	Joint Information Circular and Notice of Meeting with respect to a Plan of Arrangement involving Harvest Energy Trust, Harvest Operations Corp., Viking Energy Royalty Trust, Viking Holdings Inc., Harvest Security Holders and Viking Unitholders.

99.2	Form of Proxy with respect to a Plan of Arrangement involving Harvest Energy Trust, Harvest Operations Corp., Viking Energy Royalty Trust, Viking Holdings Inc., Harvest Security Holders and Viking Unitholders

99.3	Letter of Transmittal for Exchangeable Shareholders of Harvest Operations Corp. with respect to a Plan of Arrangement involving Harvest Energy Trust, Harvest Operations Corp., Viking Energy Royalty Trust, Viking Holdings Inc., Harvest Security Holders and Viking Unitholders.

99.4	Voting Direction Form for Holders of Exchangeable Shareholders of Harvest Operations Corp. with respect to a Plan of Arrangement involving Harvest Energy Trust, Harvest Operations Corp., Viking Energy Royalty Trust, Viking Holdings Inc., Harvest Security Holders and Viking Unitholders

99.5	Amended December 31, 2004 Audited Consolidated Financial Statements.

99.6	CEO certification of Amended December 31, 2004 Audited Consolidated Financial Statements, dated December 30, 2005

99.7	CFO certification of Amended December 31, 2004 Audited Consolidated Financial Statements, dated December 30, 2005

99.8	Certificate Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer dated January 6, 2006

99.9	Press release dated January 9, 2006 announcing the mailing of the Joint Information Circular.